

Mail Stop 3030

January 31, 2017

Via E-Mail
Jason C.S. Chang
Chief Executive Officer
Advanced Semiconductor Engineering, Inc.
26 Chin Third Road
Nantze Export Processing Zone
Nantze, Kaohsiung, Taiwan
Republic of China

> **Re:** **Advanced Semiconductor Engineering, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed January 6, 2017**
> **File No. 333-214752**

Dear Mr. Chang:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2016 letter.

General

1. We note your response to prior comment 1. Please revise your registration statement to add Siliconware Precision Industries Co., Ltd. as a registrant and to include all required signatures indicated in Instruction 3 to the Signature Page of the Form F-4.

Jason C.S. Chang
Advanced Semiconductor Engineering, Inc.
January 31, 2017
Page 2

Questions and Answers About the Share Exchange, page iv

How will trading in ASE Common Shares and ASE ADSs be affected by the Share Exchange,
page vi

2.   We note your disclosure here that HoldCo common shares will begin trading on the
         TWSE at the "Effective Time" of the share exchange. If the "Effective Time" is some
         time other than the closing date of the share exchange, please reconcile your disclosure
         here with that part of your response to prior comment 1 indicating that HoldCo's
         common shares will not be listed on the TWSE until the closing of the share exchange.
         Additionally, given the anticipated length of time between the promotors' meeting—at
         which your shareholders will be required to pay their shares as consideration for the
         share exchange—and the date on which HoldCo will come into existence and its shares
         will be listed on the TWSE, please clarify the ownership and trading status of your
         securities during this timeframe.

         You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528
with any other questions.

                                                        Sincerely,

                                                        /s/ Amanda Ravitz

                                                        Amanda Ravitz
                                                        Assistant Director
                                                        Office of Electronics and Machinery

cc: George R. Bason, Jr., Esq.
         Davis Polk & Wardwell LLP